Filed by Iowa Telecommunications Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iowa Telecommunications Services, Inc

Commission File No. 001-32354

From: Alan Wells

Sent: Tuesday, November 24, 2009 8:04 AM

To: \all-employees; \Sherburne; \Lakedale

Subject: IMPORTANT ANNOUNCEMENT

Dear fellow employees,

As you know, for the past 10 years Iowa Telecom has been committed to providing reliable voice and data solutions to our customers. Because of the efforts of each of you, we have created an excellent reputation with our customers and within the communities we serve. It hasn’t always been easy, but we have succeeded operationally and have remained strong financially, even in these difficult economic times. Thank you for your efforts that have made us successful.

It has always been our objective to provide advanced communications services to our customers – no matter where they choose to live and work. We’ve led the deployment of broadband services in our markets, have grown our company through acquisitions, and have provided a customer experience second to none. However, as our industry continues to change, it has become clear that the attainment of these goals requires a level of scale significantly greater than the size of our organization. Over the past year, we have carefully evaluated many alternative strategies designed to achieve the scale we believe is required, and have considered the risks and opportunities associated with each option. The conclusion we reached is clearly the strategy that best serves the interests of our customers, and that creates the long-term value our shareholders expect.

As a result, in a few minutes we will be announcing to the public that our Board of Directors has approved an agreement for Windstream Corporation to acquire our company. Attached is a press release, some questions and answers that provide additional details about the transaction, and a map of Windstream’s serving area.

Windstream serves over 3 million customers in 16 states, and operates with the kind of size and scale that will be critical to future success in the wireline telecommunications business. They are very similar to us in both their commitment to customer service, and in their focus on predominately rural markets. Their CEO, Jeff Gardner, is an outstanding industry leader who has done an excellent job of leading their organization. I am confident that our company will be in good hands under the leadership of Jeff and his team.

I realize this announcement will probably come as a surprise to you. I understand there will be many questions about what this transaction means to our customers, the communities we serve, and our business partners. But, I expect that many more questions will center around what this transaction means to each of you individually. Unfortunately, at this time there are more questions than there are answers. Once again, I must ask for your patience and understanding as we work through numerous issues we’ll face over the coming months.

This has not been an easy decision to make. I can assure you it comes after a significant amount of effort searching for the best outcome for all of our constituents, including our employees and the greater Newton community. While there will undoubtedly be changes in employment levels as a result of this transaction, Windstream has expressed a commitment to the following items designed to give some comfort to our employees:

1.	Expansion of the existing contact center in our Newton headquarters location;
2.	Continuation of our efforts to attract new business to our campus, in conjunction with the city of Newton and other community leaders; and
3.	For employees whose positions are ultimately eliminated, severance provisions designed to assist employees in their transition.

Over the next several weeks we will begin the effort of obtaining regulatory approvals and will start planning for the transition. As the process unfolds, we will communicate with you about milestones achieved and decisions reached. Again, please be patient. We will attempt to find answers for the questions you have as quickly as we can.

Our company has been through several transactions before, starting with our initial acquisition from GTE. We’ve survived each one, and have made significant improvements to our network and service levels along the way. We’ll survive this one as well, and in the end our customers will reap the benefits that being served by a larger carrier such as Windstream can bring. In the meantime, please continue your tradition of excellent service to our customers, and lend your full cooperation to our new partners at Windstream.

Thank you, again, for your continued commitment and dedication to Iowa Telecom. You have a lot to be proud of.

Best Regards,

Alan

Alan L. Wells

Chairman and Chief Executive Officer

Iowa Telecom

FOR IMMEDIATE RELEASE

IOWA TELECOM TO BE ACQUIRED BY WINDSTREAM CORPORATION

NEWTON, IA (Nov. 24, 2009) — Iowa Telecommunications Services, Inc. (NYSE: IWA), announced today that its Board of Directors has approved an agreement for Windstream Corporation (NYSE: WIN) to acquire the Newton, Iowa-based telecommunications company in a transaction valued at approximately $1.1 billion.

Iowa Telecom provides communications services to residential and business customers in approximately 460 Iowa and Minnesota communities. The company has approximately 800 employees and serves about 256,000 access lines, about 95,000 high-speed Internet customers and about 26,000 digital TV customers.

“For the past 10 years, Iowa Telecom has been committed to providing advanced communications services to our customers,” stated Alan L. Wells, Iowa Telecom Chairman and Chief Executive Officer. “Our dedicated employees have helped create a solid reputation with our customers and within the communities we serve. As the telecommunications industry changes, it has become clear that we need to increase the size and scale of our operations in order to continue to offer our customers the services they need. This has been a difficult decision, but we firmly believe that the combination with Windstream is in the best interest of our company, our customers and our shareholders.”

Iowa Telecom shareholders will receive 0.804 shares of Windstream stock and $7.90 in cash per each Iowa Telecom share under terms of the agreement approved by the boards of directors of both companies. Windstream expects to issue approximately 26.5 million shares of stock valued at $269 million, based on the company’s closing stock price on Nov. 23, 2009, and pay approximately $261 million in cash as part of the transaction. Windstream also will repay estimated net debt of approximately $598 million.

“Iowa Telecom’s commitment to meeting the communications needs of its customers, and its focus on customer service, has resulted in solid operating and financial results. These are well-run, profitable properties that offer a unique opportunity to expand our operations into Iowa and Minnesota,” said Jeff Gardner, president and CEO of Windstream.

IWA Iowa Telecom to be Acquired by Windstream Corporation

November 24, 2009

Little Rock, Ark.-based Windstream provides voice, broadband and entertainment services to customers in 16 states. Similar to Iowa Telecom, Windstream has a proud heritage of being very involved in their local communities. Windstream will maintain an operating presence in the headquarters building in Newton and plans to expand the existing Newton call center.

“Windstream has an impressive track record of serving customers in communities similar to the ones we serve. Windstream is a leader in our industry, and has a reputation for deploying advanced services,” continued Wells. “We’re pleased that we’ve found a company to partner with that is as committed to customer service as we have been.”

The transaction is expected to close in mid-2010, subject to certain conditions, including necessary approvals from federal and state regulators and Iowa Telecom shareholders.

About Iowa Telecom

Iowa Telecommunications Services, Inc. (d/b/a Iowa Telecom) is a telecommunications service provider that offers local telephone, long distance, Internet, broadband and network access services to business and residential customers. Today, the Company and its subsidiaries serve over 450 Iowa communities, 10 Minnesota communities and employ approximately 800 people. The Company’s headquarters are in Newton, Iowa. The Company trades on the New York Stock Exchange under the symbol IWA. For further information regarding Iowa Telecom, please go to www.iowatelecom.com and select “Investor Relations.” The Iowa Telecom logo is a registered trademark of Iowa Telecommunications Services, Inc. in the United States.

About Windstream

Windstream Corporation is an S&P 500 company that provides phone, high-speed Internet and high-definition digital TV services to customers in 16 states. The company also offers a wide range of IP-based voice and data services and advanced phone systems and equipment to businesses and government agencies. The company has approximately 3 million access lines and about $3.1 billion in annual revenues. Windstream is ranked 4th in the 2009 BusinessWeek 50 ranking of the best performing U.S. companies. For more information about Windstream, visit www.windstream.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements concerning the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Iowa Telecom does not receive the required shareholder approval or fails to satisfy other conditions to closing, the transaction may not be consummated. The following

IWA Iowa Telecom to be Acquired by Windstream Corporation

November 24, 2009

factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, costs and potential litigation associated with the transaction, the failure to obtain approval of Iowa Telecom’s shareholders, the failure of either party to meet the closing conditions set forth in the merger agreement, the extent and timing of regulatory approvals, changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services, high costs of regulatory compliance, the competitive impact of legislation and regulatory changes in the telecommunications industry, and the other risk factors discussed from time to time by Iowa Telecom in its reports filed with the SEC. We urge you to carefully consider the risks which are described in Iowa Telecom’s Annual Report on Form 10-K for the year ended December 31, 2008 and in Iowa Telecom’s other SEC filings. Iowa Telecom is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

In connection with the proposed transaction, Windstream will file a registration statement on Form S-4 with the SEC, which will include Iowa Telecom’s proxy statement and also constitute a prospectus with respect to the Windstream securities. At the appropriate time, Iowa Telecom will mail the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain free copies of the registration statement and proxy statement/prospectus when they become available, as well as other filings containing information about Windstream and Iowa Telecom, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Iowa Telecom’s Investor Relations web site (www.iowatelecom.com) or by directing a request to Iowa Telecom at 403 W. Fourth Street North, Newton, Iowa 50208 or by calling (641) 787-2000. Copies of Windstream’s filings may be obtained for free from Windstream’s Investor Relations Web Site (www.windstream.com) or by directing a request to Windstream at Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, Arkansas 72212 or by calling (866) 320-7922.

Iowa Telecom, Windstream and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Iowa Telecom’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Iowa Telecom is included in its definitive proxy statement for its 2009 annual meeting filed with the SEC on April 29, 2009. Information regarding the officers and directors of Windstream is included in its Form 10-K for 2008 filed on February 19, 2009 and in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by securities, holdings or otherwise, which interests may be different from those of Iowa Telecom’s shareholders generally, will be set forth in the proxy statement and other materials to be filed with SEC in connection with the proposed transaction.

IWA Iowa Telecom to be Acquired by Windstream Corporation

November 24, 2009

-end-

Iowa Telecom

Media Relations Contact:

Julie White

Director, Corporate Communications

641-787-2040

Julie.white@iowatelecom.com

Investor Relations Contact:

Kevin Inda

Corporate Communications, Inc.

407-566-1180

kevin.inda@cci-ir.com

Windstream

Media Relations Contact:

David Avery

501-748-5876

david.avery@windstream.com

Investor Relations Contact:

Mary Michaels

501-748-7578

mary.michaels@windstream.com

Employee Q&A

During this process we ask for your patience and understanding, and commit to you that we will communicate necessary information as it becomes available. We also ask for your continued professionalism and commitment to our customers, vendors, business partners and shareholders.

Here are some preliminary Q&A on a variety of topics:

What does this mean to me?

At this time, there is no specific information available as to what specific positions may be impacted. Until the transaction closes, and we have identified the integration plan, it should remain business as usual. We will continue to keep employees informed as more information becomes available.

Will my Supervisor/Manager/Vice President change?

Not in the near term. As stated earlier, we will work to share the most complete, accurate and timely information available to keep you informed.

I am working on a major project. Should I continue?

Your supervisor and or manager will be working with your Vice President to determine the priorities during the interim period of approvals. Major project continuation will be determined on a case-by-case basis.

What will happen to our subsidiaries, including those that we just purchased?

Windstream is purchasing Iowa Telecom and all its subsidiaries.

How does this affect my current benefits, including those I just elected?

There will be no effect on your current benefits prior to the close of the transaction. Windstream will work with our HR teams on integrating our benefit plans to their platform of benefits after the close.

What will happen to my 401(k) plan?

All money that you and the company have contributed to the plan will be fully vested (i.e., owned by you). This is true even if you are not fully vested today and are still employed at the closing of the transaction.

Will I still get my 2009 bonus?

Yes. Payment under our 2009 bonus plan will still be made based on our 2009 results. We will communicate the details of the 2010 bonus plan when it is complete.

I am a former GTE employee with a pension plan. Do I still have a pension?

Yes. All money that has been accrued up to the close date will be credited to your pension.

Will both unions continue to exist?

Yes. Both CWA and IBEW contract terms will remain in place.

Will there be separation pay for those ultimately affected?

Yes. There will be specific formulas that link years of service (both with Iowa Telecom and predecessor companies) with severance pay and COBRA medical coverage. We will communicate more information to employees as soon as it becomes available.

Why were we not informed of this decision previously?

There are two significant reasons: 1) As a publicly-traded company, Iowa Telecom is restricted by a number of very specific and well-defined laws about the disclosure of material information; 2) in any transaction such as this, there is a great deal of uncertainty about the final outcome until an agreement is actually signed. However, now that the agreement has been reached, we can move forward and work diligently to keep our employees, customers, business partners, community and shareholders informed on a timely basis as information becomes available.

When will the transaction be completed?

The transaction is expected to close mid-2010, subject to certain conditions, including necessary approvals from federal and state regulators and Iowa Telecom shareholders.

What happens until then?

There are several government and regulatory approvals needed, as well as shareholder approval in order for the transaction to close. Therefore, there is no immediate impact on how we provide services or support our customers. Today there are no changes as to how Iowa Telecom will operate; Iowa Telecom will function as its own legal entity until the close of the acquisition.

What do I say to customers about this?

Please reassure customers that we will continue to serve them well with quality products and services and that this transition should be fairly seamless.

What about questions from shareholders, media, community, large vendors and business partners?

We will distribute communications to our shareholders and the investment community about this transaction. In addition to the press release that has already gone out to the media, a public filing will be going out shortly. Please direct all media calls to Julie White (641.787.2040) or Dan Eness (641.787.2328). Existing relationships with community leaders, large vendors and business partners will continue at this time until we can further develop and evaluate the formal integration plan with Windstream. We have prepared key points our managers can share with our partners. Contact your Vice President if you have questions, or need to obtain a copy of the information. As stated previously, it is our intention to conduct “business as usual” and live up to the high standards of our company.

What will happen to the Iowa Telecom brand name?

The company anticipates marketing the Iowa and Minnesota properties under the Windstream brand after the transaction closes. However the timing of the change is yet to be determined.

Did spending the money on Minnesota properties or the purchase of the headquarters cause Iowa Telecom to sell?

No. The transactions we’ve completed in Minnesota created value for our shareholders by adding scale to our company. They have contributed to our continued success. When we purchased our current headquarters facility, we were in need of building a new data center. With this complex, we were able to economically use additional space for our Newton data center, in addition to consolidate many of our employees in one center. Because this is a great facility, Windstream will maintain an operating presence in the headquarters building and plans to expand the existing call center. Without this complex, Windstream would not be expanding their contact center in Newton.

Windstream says it will expand the contact center in Newton. Does that mean the CLEC center, repair, or the RSC/BSC?

At this time, Windstream does not know which operations they will support from Newton. They will likely make that decision after they evaluate our operations during the transition process. As soon as we have more information, we will be sure to let you know.

Are any Iowa Telecom executives joining Windstream?

Following the transaction close, our Chairman and CEO, Alan Wells, will no longer be employed by the company, but will join Windstream’s board of directors. Discussions are ongoing regarding any potential future roles for other Iowa Telecom executives at Windstream.

Does Windstream have any wireline properties in Iowa or Minnesota?

No. That is one reason they want to purchase our operations. The expansion will give Windstream a broader presence in the Upper Midwest. Windstream will be depending upon our technicians and local managers to ensure customer premise work continues at the highest level.

What do you know about Windstream?

In determining an appropriate match for Iowa Telecom, it was important to us that we align ourselves with a strong and vital leader in the communications industry. Windstream has firmly established itself as a competitive force in its markets and the industry. We have been impressed in our relationship to date. They have been both professional and enthusiastic in working with us and we truly believe that our pairing makes sense for the long-term benefit of our customers and shareholders.

Windstream is a telecommunications company based in Little Rock, Arkansas, that was formed from the spin-off of Alltel’s landline business and a merger with VALOR Telecom. They provide services in a number of rural markets in 16 states. This acquisition will mean entry into the Iowa and Minnesota markets. They are much like us in that they believe in owning the broadband connection to the customer and bundling services to reduce churn and lock in customers.

Here is some additional information about Windstream:

•

Windstream provides voice, broadband and entertainment services to customers in 16 states (not currently in Iowa or Minnesota). The company has approximately 3.0 million access lines and about $3.1 billion in annual revenues.

•	They have over 1 million high-speed Internet customers.
•	They have over 323,000 digital TV customers (they also resell DISH Network)
•	They also sell web hosting, security software, home networking, tech support, CPE and telephone systems.
•	Windstream has a proud heritage of being very involved in their local communities. Combined with Iowa Telecom’s reputation, this should make a powerful statement to our customers and communities.

Additional Information

In connection with the proposed transaction, Windstream will file a registration statement on Form S-4 with the SEC, which will include Iowa Telecom’s proxy statement and also constitute a prospectus with respect to the Windstream securities. At the appropriate time, Iowa Telecom will mail the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain free copies of the registration statement and proxy statement/prospectus when they become available, as well as other filings containing information about Windstream and Iowa Telecom, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Iowa Telecom’s Investor Relations web site (www.iowatelecom.com) or by directing a request to Iowa Telecom at 403 W. Fourth Street North, Newton, Iowa 50208 or by calling (641) 787-2000. Copies of Windstream’s filings may be obtained for free from Windstream’s Investor Relations Web Site (www.windstream.com) or by directing a request to Windstream at Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, Arkansas 72212 or by calling (866) 320-7922.

Iowa Telecom, Windstream and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Iowa Telecom’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Iowa Telecom is included in its definitive proxy statement for its 2009 annual meeting filed with the SEC on April 29, 2009. Information regarding the officers and directors of Windstream is included in its Form 10-K for 2008 filed on February 19, 2009 and in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by securities, holdings or otherwise, which interests may be different from those of Iowa Telecom’s shareholders generally, will be set forth in the proxy statement and other materials to be filed with SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements concerning the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Iowa Telecom does not receive the required shareholder approval or fails to satisfy other conditions to closing, the transaction may not be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, costs and potential litigation associated with the transaction, the failure to obtain approval of Iowa Telecom’s shareholders, the failure of either party to meet the closing conditions set forth in the merger agreement, the extent and timing of regulatory approvals, changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services, high costs of regulatory compliance, the competitive impact of legislation and regulatory changes in the telecommunications industry, and the other risk factors discussed from time to time by Iowa Telecom in its reports filed with the SEC. We urge you to carefully consider the risks which are described in Iowa Telecom’s Annual Report on Form 10-K for the year ended December 31, 2008 and in Iowa Telecom’s other SEC filings. Iowa Telecom is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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